VidAngel Entertainment, Inc.

Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

VidAngel Entertainment, Inc.

TABLE OF CONTENTS



To the Board of Directors
VidAngel Entertainment, Inc.
Wilmington, DE

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of VidAngel Entertainment, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit and temporary equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Restatement

As discussed in Note 3 to the financial statements, the Company has restated its previously issued 2024 financial statements to correct misstatements related to revenue, deferred revenue, accounts receivable, stock-based compensation expense, accounts payable, advertising and marketing, and other expenses. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 25, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VidAngel Entertainment, Inc.
BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	As restated December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,036,148	$ 767,679
Investments	856,541	727,867
Accounts receivable	537,418	551,540
Prepaid expenses	93,587	95,346
Cryptocurrency	46,448	49,591
Other current assets	16,156	29,102
Total Current Assets	2,586,298	2,221,125
Non-Current Assets:		
Intangible assets, net	2,409,098	3,075,384
Goodwill, net	1,129,433	1,349,436
Operating lease right-of-use asset	32,347	79,463
Property and equipment, net	5,814	12,101
Other non-current assets	3,984	3,980
Total Non-Current Assets	3,580,676	4,520,364
TOTAL ASSETS	$ 6,166,974	$ 6,741,489
LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 164,951	$ 118,832
Accrued expenses	771,949	256,099
Deferred revenue	4,637,697	4,284,832
Operating lease liability, current portion	35,439	50,709
Promissory note, current portoin	891,624	820,422
Total Current Liabilities	6,501,660	5,530,894
Non-Current Liabilities:		
Operating lease liability, net of current portion	-	35,439
Promissory note, net of current portion	4,279,505	5,110,559
Total Non-Current Liabilities	4,279,505	5,145,998
Total Liabilities	10,781,165	10,676,892
Temporary Equity:		
Redeemable preferred stock, $0.000001 par value, 4,900,000 shares authorized, issued and outstanding as of December 31, 2025 and 2024; liquidation preference and redemption value of $9,800,000 as of December 31, 2025 and 2024	7,648,501	7,445,091
Stockholders' Deficit:		
Common stock, $0.000001 par value, 14,000,000 shares authorized as of December 31, 2025 and 2024; 1,372,145 and 1,297,312 shares issued and outstanding as of December 31, 2025 and 2024, respectively	2	2
Additional paid-in capital	6,854,064	6,205,543
Accumulated deficit	(19,116,758)	(17,586,039)
Total Stockholders' Deficit	(12,262,692)	(11,380,494)
TOTAL LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS' DEFICIT	$ 6,166,974	$ 6,741,489

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

VidAngel Entertainment, Inc.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	As restated 2024
Net revenue	$ 14,086,662	$ 13,472,244
Cost of net revenues	1,372,225	1,255,678
Gross profit	12,714,437	12,216,566
Operating Expenses:		
Payroll and professional fees	7,503,092	16,215,123
Advertising and marketing	2,614,521	2,593,860
General and administrative	3,678,905	1,714,027
Settlement expense	-	1,525,079
Total Operating Expenses	13,796,518	22,048,089
Loss from operations	(1,082,081)	(9,831,523)
Other Income/(Expenses):		
Unrealized gain (loss) on cryptocurrencies	(3,143)	11,861
Unrealized gain on investments	118,924	136,234
Gain on recovery of cryptocurrency assets	-	102,069
Interest expense	(547,599)	(513,217)
Other income	208,126	60,815
Other expenses	(21,536)	(18,230)
Total Other Income/(Expenses)	(245,228)	(220,468)
Loss before income taxes	(1,327,309)	(10,051,991)
Provision for income taxes	-	-
Net loss	$ (1,327,309)	$ (10,051,991)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

VidAngel Entertainment, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT AND TEMPORARY EQUITY
For the years ended December 31, 2025 and 2024

| | Temporary Equity Redeemable Preferred Stock | | Stockholders' Deficit | | | | |
| | | | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023, as previously reported	-	$ -	2,543,750	$ 3	$ 5,552,038	$ (6,903,419)	$ (1,351,378)
Prior year adjustments	-	-	-	-	224,050	(492,667)	(268,617)
Balance at December 31, 2023, as restated	-	-	2,543,750	3	5,776,088	(7,396,086)	(1,619,995)
Issuance of preferred stock	3,653,562	7,307,128	-	-	-	-	-
Exchange of common stock for preferred stock	1,246,438	1	(1,246,438)	(1)	-	-	(1)
Accretion of preferred stock redemption value	-	137,962	-	-	-	(137,962)	(137,962)
Stock-based compensation, as restated	-	-	-	-	7,271,315	-	7,271,315
Cash paid for employee option buyout, as restated	-	-	-	-	(6,841,860)	-	(6,841,860)
Net loss, as restated	-	-	-	-	-	(10,051,991)	(10,051,991)
Balance at December 31, 2024, as restated	4,900,000	7,445,091	1,297,312	2	6,205,543	(17,586,039)	(11,380,494)
Exercise of stock options	-	-	74,833	-	4,021	-	4,021
Accretion of preferred stock redemption value	-	203,410	-	-	-	(203,410)	(203,410)
Stock-based compensation	-	-	-	-	644,500	-	644,500
Net loss	-	-	-	-	-	(1,327,309)	(1,327,309)
Balance at December 31, 2025	4,900,000	$ 7,648,501	1,372,145	$ 2	$ 6,854,064	$ (19,116,758)	$ (12,262,692)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

VidAngel Entertainment, Inc.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

		2025		As restated 2024
Cash Flows from Operating Activities:				
Net loss	$	(1,327,309)	$	(10,051,991)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Stock-based compensation		644,500		7,271,315
Unrealized loss (gain) on cryptocurrency assets		3,143		(11,861)
Unrealized gain on investments		(118,924)		(136,234)
Gain on recovery of crypto assets		-		(102,069)
Amortization of intangible assets		666,286		666,286
Amortization of goodwill		220,003		220,003
Depreciation		6,287		6,706
Dividend income (reinvested)		(9,750)		(9,061)
Amortization of discount on promissory notes		547,291		509,567
Legal settlement expensed but unpaid		-		1,525,079
Changes in operating assets and liabilities:				
Accounts receivable		14,122		(81,188)
Prepaid expense		1,759		158,931
Other current assets		(3,310)		(17,884)
Operating lease right-of-use asset		47,116		45,523
Accounts payable		46,118		(51,609)
Accrued expenses		515,849		122,334
Deferred revenue		352,864		548,564
Operating lease liability		(50,709)		3,647
Net Cash Provided by Operating Activities		1,555,336		616,058
Cash Flows from Investing Activities:				
Cash received from note receivable repayment		16,255		10,353
Purchase of property and equipment		-		(4,580)
Cash received from recovery of loss from crypto assets		-		64,339
Net Cash Provided by Investing Activities		16,255		70,112
Cash Flows from Financing Activities:				
Proceeds from issuance of preferred stock		-		7,307,128
Cash paid for employee option buyout		-		(6,841,860)
Repayments of promissory notes		(1,307,143)		(907,143)
Proceeds from exercise of stock options		4,021		-
Net Cash Used in Financing Activities		(1,303,122)		(441,875)
Net change in cash and cash equivalents		268,469		244,296
Cash and cash equivalents, beginning of year		767,679		523,383
Cash and cash equivalents, end of year	$	1,036,148	$	767,679
Supplemental Disclosure of Non-Cash Investing Activities				
Recovery of cryptocurrency from wallet bankruptcy	$	-	$	37,730
Dividend income received	$	9,750	$	9,061
Dividend income reinvested	$	(9,750)	$	(9,061)
Supplemental Disclosure of Non-Cash Financing Activities				
Promissory note issued for legal settlement	$	-	$	1,525,079
Accretion of redeemable preferred stock	$	203,410	$	137,962

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

NOTE 1: NATURE OF OPERATIONS

VidAngel Entertainment, Inc., ("VidAngel" or the "Company"), was incorporated in the state of Utah on February 5, 2021 and was converted to a Delaware corporation on June 4, 2024. The Company was organized to provide a streaming platform that allows users to watch movies and television shows with customizable content-filtering controls. The Company's purpose is to offer families greater choice over how they experience entertainment while licensing and distributing digital content.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The Company's fiscal year is December 31.

The accompanying financial statements as of and for the year ended December 31, 2024 have been restated to correct certain errors related to revenue, deferred revenue, accounts receivable, and stock-based compensation expense. Refer to Note 3 for additional information.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including operating right-of-use (ROU) asset and related operating lease liability, deferred income tax assets, accrued expenses, present value of certain liabilities, and fair value of cryptocurrency assets. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. As of December 31, 2025 and 2024, the Company had cash in banks of $676,617 and $411,011 in excess of the federally insured limits, respectively.

Investments

The Company invests in exchange-traded funds (ETFs) that provide exposure to diversified equity and fixed-income markets. In accordance with ASC 321, these investments are carried at fair value, with both realized and unrealized gains and losses recorded in earnings. Fair value is determined using quoted market prices on national exchanges and is classified as a Level 1 fair value measurement under ASC 820. Transactions are recorded on the trade date. Distributions received from ETFs are recorded as other income.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts net of credit losses. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for credit losses are determined on the basis of loss experience, known and inherent risk in the account balance and economic conditions. As of December 31, 2025 and 2024, no allowances for credit losses were deemed necessary.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. The Company depreciates its property and equipment on a straight-line basis over the assets' estimated useful life. Repair and maintenance expenditures are expensed as incurred. When property and equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized. As of both December 31, 2025 and 2024, the Company had property and equipment at the cost of $34,200, with estimated useful life of 3 years. Accumulated depreciation as of December 31, 2025 and 2024 were $28,386 and $22,099, respectively. Depreciation expense for the years ended December 31, 2025 and 2024 were $6,287 and $6,706, respectively.

Cryptocurrency Assets

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (ASU 2023-08), which requires certain crypto assets to be measured at fair value, with changes in fair value recognized in net income each reporting period, along with enhanced disclosure requirements. The Company early adopted this guidance effective January 1, 2024, using the modified retrospective method. The adoption did not result in any adjustment since it did not have any cryptocurrency assets as of December 31, 2023.

Subsequent to the Company's adoption of ASU 2023-08 on January 1, 2024, any increases or decreases in fair value are recognized in the Company's statements of operations, and the fair value of the Company's cryptocurrency assets is reflected within the Company's balance sheets at each reporting period-end. As a result of the adoption of ASU 2023-08, the Company no longer accounts for its cryptocurrency assets under a cost-less-impairment accounting model. The Company establishes a deferred tax liability if the fair market value of cryptocurrency assets at the reporting date is greater than the cost basis of the Company's cryptocurrency assets holdings at such reporting date, and any subsequent increases or decreases in the fair market value of cryptocurrency assets increases or decreases the deferred tax liability.

If the fair market value of cryptocurrency assets declines to the point where the Company's cost basis exceeds the fair market value, the deferred tax liability with respect to the unrealized gains reverses and a deferred tax asset for the unrealized loss would be recorded and the Company may be required to establish a valuation allowance against all of the Company's US federal and state deferred tax assets. In determining the gain (loss) to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the specific cryptocurrency asset sold immediately prior to sale.

The activity from remeasurement of cryptocurrency assets at fair value is reflected in the statements of operations within other income/(expense). The Company determines the cost basis of our cryptocurrency assets using the first in first out (FIFO) method. Gains are not recorded until realized upon sale. In determining the gain to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the cryptocurrency sold immediately prior to sale.

Cryptocurrency assets primarily consist of Bitcoin holdings held in a third-party wallet incidental to its operations. As of December 31, 2025 and 2024, the Company held cryptocurrency assets with a fair value of $46,448 and $49,591, respectively.

Cryptocurrency assets are held with an exchange and are therefore subject to various additional risks and uncertainties and are subject to credit risk for various reasons, including default or bankruptcy by the exchange and therefore could subject to the Company to loss of funds, assets freezes, or other issues.

See Note 4, *Cryptocurrency Assets*, for further information regarding cryptocurrency assets.

Goodwill

The Company accounts for goodwill in accordance with the private company accounting alternative under Accounting Standards Update (ASU) 2014-02, *Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill*. Under this alternative, the Company:

- Amortizes goodwill on a straight-line basis over a period of 10 years.
- Tests goodwill for impairment only when a triggering event occurs that indicates it is more likely than not that the fair value of the entity is less than its carrying amount.
- Performs impairment testing at the entity level.

Goodwill of $2,200,026 was recorded during the initial acquisition of the business discussed in Note 5.

Intangible Assets

The Company's intangible assets are carried at cost, less accumulated amortization. These assets were part of the acquisition of the business discussed in Note 5. The trademarks and tradenames have an indefinite useful life. Amortization of the developed technology and customer relationships is recognized on the straight-line method over the estimated useful lives of the assets, which is 7 years. Management has evaluated whether there are indicators of impairment as of December 31, 2025 and

2024 noting that there were no indicators that the intangible assets may be impaired and thus no impairment has been recognized for the years ended December 31, 2025 or 2024.

Intangible assets were as follows as of December 31, 2025 and 2024:

December 31, 2025	Cost Basis	Accumulated Amortization	Net Carrying Value
Content filtering technology	$ 1,117,000	$ (771,626)	$ 345,374
Tradenames and trademarks	967,000	-	967,000
Customer relationships	3,547,000	(2,450,276)	1,096,724
Total intangible assets	$ 5,631,000	$ (3,221,902)	$ 2,409,098

December 31, 2024	Cost Basis	Accumulated Amortization	Net Carrying Value
Content filtering technology	$ 1,117,000	$ (612,054)	$ 504,946
Tradenames and trademarks	967,000	-	967,000
Customer relationships	3,547,000	(1,943,562)	1,603,438
Total intangible assets	$ 5,631,000	$ (2,555,616)	$ 3,075,384

Amortization expense of $666,286 and $666,286 was recorded on the intangible assets for the years ended December 31, 2025 and 2024, respectively.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

As of December 31, 2025 and 2024, no impairment indicators were identified.

Convertible Instruments

Convertible debt is accounted for under ASC 470, Debt, as amended by ASU 2020-06, *Debt - Debt with Conversion and Other Options*, adopted by the Company. This standard simplifies the accounting by eliminating certain separation models for convertible instruments, requiring the Company to evaluate the debt as a single instrument unless bifurcation of embedded derivatives is required under ASC 815, Derivatives and Hedging. Convertible notes are initially recorded at their principal amount, net of issuance costs or discounts, and classified as liabilities unless specific features mandate equity classification. Interest expense is recognized using the effective interest method over the notes' terms. Discounts on convertible debts are amortized over the term of the related debt.

The Company's convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company.

The Preferred Stock is classified as temporary equity in the accompanying balance sheets in accordance with ASC 480-10-S99 due to redemption features that are outside the control of the Company. Because the redemption of the Preferred Stock is contingent upon the actions of the holders and is outside the control of the Company, the Preferred Stock is not classified as permanent equity.

The Company evaluates the likelihood of redemption and, when deemed probable, adjusts the carrying value of the Preferred Stock to its redemption value over the period from the issuance date to the earliest redemption date. Such adjustments are recorded as deemed dividends and reduce retained earnings/(accumulated deficit).

Certain shares of Preferred Stock were issued upon conversion of common stock at carrying values below the minimum redemption price of $2.00 per share. As a result, the Company is accreting the carrying value of these shares, together with all other outstanding Preferred Stock, to the minimum redemption value over the period to the earliest redemption date.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

<u>Fair Value of Financial Instruments</u>

The Company's financial instruments consist of cash and equivalents, accounts payable, notes payable, and other current liabilities for which current carrying amounts approximate fair market value as of December 31, 2025 and 2024.

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values. See section above and Note 4 for discussion of the valuation of cryptocurrency assets. Investments are also recorded are classified as a Level 1 fair value measurement under ASC 820 and their value is based on quoted prices on active exchanges that the Company determined is the principal market for such assets (Level 1 inputs). Investment balances totaled $856,541 and $727,867 as of December 31, 2025 and 2024, respectively, which were held in an S&P 500 exchange traded fund.

Following the adoption of ASU 2023-08, the fair value of cryptocurrency is measured in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"), based on quoted prices on the active exchange(s) that the Company determined is the principal market for such assets (Level 1 inputs). The Company's cryptocurrency assets, with fair values of $46,448 and $49,591 as of December 31, 2025 and 2024, respectively, were valued using Level 1 inputs within the fair value hierarchy.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

> 1) Identify the contracts with the customers
> 2) Identify the performance obligations
> 3) Determine the transaction price
> 4) Allocate the transaction price to the performance obligations
> 5) Recognize revenue when (or as) the performance obligations are satisfied

Subscription fees:

> a) Subscription - Subscription in the Company's network provides customers with access to the content filtering services. Subscription fees are charged on a monthly or annual basis and recorded over time on a straight-line basis as the customer receives and consumes the benefits.
> b) Gifts - The Company partnered with Stripe to allow people to send gifts in the form of paid subscriptions to the Company's content filtering service. Revenue from gifts are recorded upon redemption of the gifts.

Commission fees:

The Company entered into an associates program with Amazon.com where the Company can monetize their website, social media user-generated content, online software application, or Alexa skill by placing links to an Amazon site on the Company's website. When customers click through or engage with the special links provided by Amazon to purchase an item sold or services offered on the Amazon site or take other actions, the Company can receive commission income for qualifying purchases.

The commission fees are recorded as revenue at a point in time when the commissions are earned.

Timing of Revenue Information

	2025	2024
Timing of revenue recognition:		
Goods and services transferred over time	$ 14,086,454	$ 13,471,560
Goods and services transferred at a point in time	208	684
Total revenue from contracts with customers	$ 14,086,662	$ 13,472,244

Disaggregated Revenue Information

	2025	2024
Type of goods or services:		
Subscription fees	$ 13,935,293	$ 13,300,662
Commission fees	208	684
Gift card redemptions	17,111	-
Customer credit redemptions	134,050	170,898
Total revenue from contracts with customers	$ 14,086,662	$ 13,472,244

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Customers can prepay for subscriptions in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2025 and 2024, $537,418 and $551,540 of revenues were receivable, respectively.

A contract asset is recognized if the right to payment is conditional. As of December 31, 2025 and 2024, no contract assets were recognized.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). As of December 31, 2025 and 2024, the Company recognized contract liabilities of $4,637,697 and $4,284,832, respectively, which are presented as deferred revenue in the balance sheets.

	2025	2024
Balance at January 1	$ 4,284,832	$ 3,736,268
Deferred during the year	3,191,396	2,304,808
Recognized as revenue during the year	(2,838,532)	(1,756,244)
Balance at December 31	$ 4,637,697	$ 4,284,832

Cost of Net Revenues

Cost of net revenues includes costs directly attributable to the revenue streams, including merchant fees, hosting and streaming fees, licensing fees, and video tagging labor.

Advertising

Advertising costs are expensed by the Company as they are incurred. Advertising expense totaled $2,614,521 and $2,593,860 for the years ended December 31, 2025 and 2024, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use ("ROU") assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of actual forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

VidAngel Entertainment, Inc.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Income Taxes

The Company's financial accounting and reporting for income taxes follows the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax provision (benefit) is the current tax for the period, plus or minus the change in deferred tax assets and liabilities during the period.

The Company follows accounting standards generally accepted in the United States of America related to the recognition of uncertain tax positions. These standards provide guidance for balance sheet recognition, measurement, and disclosure of uncertain tax positions. It requires an entity to recognize the balance sheet impact of a tax position when it is more likely than not that the position would not be sustained if examined by a taxing authority. Management has determined that the Company has no uncertain tax positions as of December 31, 2025 and 2024. The Company files income tax returns in the United States, state and local jurisdictions.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies' fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company's financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350)*, simplifying Accounting for Goodwill Impairment. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company's financial statements.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06")*. ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management adopted ASU 2020-06, which did not have a material impact on the Company's financial statements.

VidAngel Entertainment, Inc.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, *Accounting for and Disclosure of Crypto Assets,* which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. For all entities, the ASU's amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company adopted this standard effective January 1, 2024 as discussed in Notes 2 and 4.

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures (Topic 740).* The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. For non-public business entity, the ASU is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the provision of this ASU and do not expect to have a material impact on the financial statements, only additional disclosures are expected.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation and audit of the Company's financial statements for the year ended December 31, 2025, management identified certain errors related to revenue recognition, and related deferred revenue and accounts receivable, stock-based compensation expense, accounts payable, advertising and marketing and other expenses affecting previously issued financial statements. Accordingly, the previously issued 2024 financial statements presented herein have been restated to correct these errors. Management concluded that the errors were material to the affected periods and that restatement of the prior period financial statements was necessary.

Revenue, Deferred Revenue, and Accounts Receivable

The Company identified errors in the recording and reconciliation of transactions processed through its payment processor. Issues with the setup in the payment processor, together with reconciliation and reporting issues, caused its reporting to not be in compliance with GAAP and resulted in misstatements to revenue and the related accounts receivable and deferred revenue balances. In addition, certain amounts were improperly classified within deferred revenue.

Stock-Based Compensation Expense

The Company identified errors in the calculation and recognition of stock-based compensation expense related to equity awards issued to employees and service providers, including the accounting for cancelled and repurchased options in connection with the preferred stock purchase transaction that occurred in 2024 (Note 6). Certain compensation expenses were misstated due to incorrect measurement and incomplete recognition of vesting-related expense.

<u>Accounts Payable, Advertising and Marketing, and Other Expenses</u>

The Company identified errors in the recording of the carryover impact of prior years' adjustments, which resulted in misstatements to accounts payable, advertising and marketing and other expenses

The effects of the foregoing restatement adjustments on the Company's previously issued financial statements are summarized below:

Balance Sheets	As reported	Adjustment	As restated
As of December 31, 2023			
Accounts receivable	$ 341,313	$ 129,039	$ 470,352
Deferred revenue	3,338,612	397,656	3,736,268
Additional paid-in capital	5,552,038	224,050	5,776,088
Accumulated deficit	(6,903,419)	(492,667)	(7,396,086)
As of December 31, 2024			
Accounts receivable	$ 417,227	$ 134,313	$ 551,540
Accounts payable	43,832	75,000	118,832
Deferred revenue	3,994,389	290,443	4,284,832
Additional paid-in capital	5,057,776	1,147,767	6,205,543
Accumulated deficit	(16,207,142)	(1,378,897)	(17,586,039)
Statement of Operations			
For the year ended December 31, 2024			
Net revenue	$ 13,406,716	$ 65,528	$ 13,472,244
Payroll and professional fees	9,914,265	6,300,858	16,215,123
Advertising and marketing	2,575,713	18,147	2,593,860
Employee option repurchase expense	5,377,141	(5,377,141)	-
Other income	60,711	104	60,815
Other expenses	(8,231)	(9,999)	(18,230)
Net loss	(9,165,760)	(886,231)	(10,051,991)
Statement of Cash Flows			
For the year ended December 31, 2024			
Cash Flows from Operating Activities:			
Net loss	$ (9,165,760)	$ (886,231)	$ (10,051,991)
Adjustments to reconcile net loss to			
net cash provided by operating activities:			
Stock-based compensation	970,457	6,300,858	7,271,315
Employee stock buyout	5,377,141	(5,377,141)	-
Changes in operating assets and liabilities:			
Accounts receivable	(75,914)	(5,274)	(81,188)
Accounts payable	(126,609)	75,000	(51,609)
Deferred revenue	655,777	(107,213)	548,564
Supplemental Disclosure of Non-Cash			
Financing Activities			
APIC reversal of stock compensation	$ 1,464,719	$ (1,464,719)	$ -

NOTE 4: CRYPTOCURRENCY ASSETS

In 2022, the Company wrote off $111,757 worth of Bitcoin held in a wallet at BlockFi, a cryptocurrency lending and trading platform, after the platform's announcement of plans for bankruptcy. In 2024, the Company recovered 0.53 of Bitcoin with a fair value of $37,730 as of the date of recovery. Also, the Company received $64,339 in cash as recovery from the previously lost Bitcoin. The Company recorded a total of $102,069 gain from recovery of cryptocurrency assets in 2024.

The following table sets forth the units held, cost basis, and fair value of crypto assets held, as shown on the balance sheet as of December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024		
	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
Crypto assets held:						
BTC	0.53	$ -	$ 46,448	0.53	$ -	$ 49,591
Total		$ -	$ 46,448		$ -	$ 49,591

No cryptocurrency asset was purchased during the years ended December 31, 2025 and 2024. No cryptocurrency asset was converted into fiat currency nor was any amount used in operations.

Changes in cryptocurrency asset, which is being measured at fair value (Level 1) as of December 31, 2025 and 2024 are as follows:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Cryptocurrency Activity:		
Beginning balance at fair value	$ 49,591	$ -
Gain on recovery of cryptocurrency assets	-	37,730
Unrealized gain (loss) on cryptocurrency assets	(3,143)	11,861
Total	$ 46,448	$ 49,591

NOTE 5: ASSET PURCHASE AGREEMENT

In March 2021, the Company entered into an asset purchase agreement with VidAngel, Inc. and Skip TV Holding, LLC (the "Seller") to purchase the business following a lawsuit that the Seller was involved in.

The Company issued a promissory note with a face value of $9,900,000, as the purchase price for the asset acquisition. The note is non-interest bearing and matures on February 15, 2035. Since the loan does not bear interest, it has been measured and recorded at its present value in accordance with ASC 835-30, using a market interest rate of 10%, which represents the Company's estimated incremental borrowing rate at the time of issuance. The present value was determined to be $5,297,359, and the difference of $4,602,641 was recorded as a discount on note, which is being amortized to interest expense over the term of the note using the effective interest method. The note requires quarterly payments of $176,786.

As of December 31, 2025, the carrying amount of the loan was $4,288,688, net of unamortized discount of $2,252,383. As of December 31, 2024, the carrying amount of the loan was $4,558,785, net of unamortized discount of $2,689,430. Interest expense recognized from loan discount amortization for the years ended December 31, 2025 and 2024 were $437,046 and $462,449, respectively.

The Company allocated the purchase price to the acquired assets based upon estimates of their respective fair values. The allocation was as follows:

Cash	$ 900,000
Computers	10,000
Inventory	40,000
Developed technology	1,117,000
Trade names/trademarks	967,000
Customer relationships	3,547,000
Customer deferred revenue	(3,483,667)
Goodwill	2,200,026
Total	$ 5,297,359

As part of the asset acquisition, the Company recorded a goodwill of $2,200,026. Goodwill is being amortized over a period of 10 years. For the years ended December 31, 2025 and 2024, goodwill amortization expense was $220,003. The accumulated amortization of goodwill was $1,070,593 and $850,590 as of December 31, 2025 and 2024, respectively. The net book value of goodwill as of December 31, 2025 and 2024 amounted to $1,129,433 and $1,349,436, respectively. The remaining useful life of goodwill as of December 31, 2025 is 5.16 years, with future amounts of $220,003 annually over such period.

As of December 31, 2025 and 2024, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

NOTE 6: STOCKHOLDERS' DEFICIT

Capital Structure

The Company initially authorized 10,000,000 shares of common stock with a par value of $0.000001 per share.

On June 12, 2024, the Company amended its certificate of incorporation to increase its authorized common stock to 14,000,000 shares at $0.000001 par value per share and its authorized preferred stock to 4,900,000 shares at $0.000001 par value per share, for a total of 18,900,000. Under this amendment, holders of the common stock have voting rights and are entitled to one vote for each share.

The preferred stock is convertible into shares of common stock upon the prior written consent of the requisite preferred stockholders and the earlier to occur of the initial public offering of at least $50,000,000 proceeds (net of underwriting discount and commissions) and offering the common stock for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (BOD), at a conversion rate such that, after conversion, the fully-diluted outstanding shares of preferred stock converted shall equal to 49% of all outstanding shares of common stock.

Preferred stockholders generally do not have voting rights. However, upon the occurrence of certain default events specified in the voting agreement, holders of preferred stock become entitled to vote (together with the holders of common stock as a single class, on a one vote per share basis), on matters submitted to the Company's stockholders. Preferred stock are entitled to a dividend preference over other shareholders (including common stock) that before any dividends are paid to other shareholders preferred stockholders are to be paid a dividend of 49% of the aggregate dividends.

Preferred stock have a liquidation preference over common stock of the grater of the original issuance price ($2.00 per share) plus declared and unpaid dividends ($0 as of December 31, 2025 and 2024) or 49% of the assets available for distribution, providing a liquidation preference of $9,800,000 and $9,800,000 as of December 31, 2025 and 2024, respectively.

The preferred stock is redeemable, beginning ten years after the original issuance date (2034) at the election of the requisite preferred stockholders vote, or upon a default event. The redemption price is the greater of the original issuance price (dilution protected $2.00 per share) or the fair value of the preferred stock.

Preferred Stock

In 2024, the Company authorized the issuance of 4,900,000 shares of preferred Stock. During 2024, the Company sold 3,653,562 to VA AH Holdings, LLC ("Purchaser") for cash at a price per share of $2.00, providing gross proceeds of $7,307,128. During 2024, the Company entered into a stock exchange agreement with certain common stock shareholders to exchange their shares on a 1-to-1 basis to preferred stock. The total shares converted were 1,246,438, which were then sold to the Purchaser privately.

As these converted shares are entitled to the redemption rights on preferred stock and due to the temporary equity classification of the preferred stock, these converted shares need to be accreted to the redemption value using effective interest method from issuance date to the earliest redemption date. The redemption value to accrete to is the greater of the original issuance price (dilution protected $2.00 per share) or the fair value of the preferred stock at the redemption date. As of December 31, 2025 and 2024, the redemption value of the preferred stock is $2.00 per share. Accordingly, the Company recorded accretion of $203,410 and $137,962 for the years ended December 31, 2025 and 2024, respectively. $2,150,916 remains to be accreted as of December 31, 2025, which will be accreted over 8.44 years or through the ten year period until the earliest redemption date in 2034.

As of December 31, 2025 and 2024, the Company has 4,900,000 shares of preferred stock issued and outstanding.

Common Stock

In 2025, option holders exercised options into 74,833 shares of common stock for proceeds of $4,021.

As of December 31, 2025 and 2024, the Company has 1,372,145 and 1,297,312 shares of common stock issued and outstanding, respectively.

Stock Options

On September 2, 2021, the Company adopted the 2021 Incentive Stock Option and Restricted Stock Plan (the "Plan"), which provides stock awards to employees and directors of the Company. The stock options generally have a term of up to ten (10) years. The stock options are subject to vesting restrictions determined on a case-by-case basis.

The Company initially reserved 7,500,000 shares of common stock for issuance under the Plan. In 2025 and 2024, the Company issued 1,932,000 and 258,000 stock options under the Plan, respectively. As of December 31, 2025 and 2024, 1,972,542 and 3,591,563 shares of common stock remained available for grant, respectively.

As part of the preferred stock purchase discussed above, the Purchaser required options to be repurchased by the Company prior to the preferred stock purchase. On June 12, 2024, the Company repurchased 3,555,313 options that were previously granted for a total of $6,841,860 for an average price per share of $1.92, which represents $2.00 minus the exercise price of the associated shares. The $6,841,860 cash paid for repurchased stock options was recorded as deduction from additional paid-in capital.

The Company recognized compensation expense related to the repurchase of vested awards and recorded the remaining unrecognized compensation cost associated with the unvested awards upon cancellation. In addition, the excess of the repurchase price over the fair value of the repurchased options at the repurchase date was recognized as additional compensation expense.

In 2024, total stock-based compensation expense includes $1,069,396 for the cost of unvested repurchased options and $4,506,020 for the excess of repurchase price over the fair value of repurchased stock options. At the time of repurchase, the fair value of the repurchased stock options was determined to be $2,335,840 or $0.657 per stock option. The assumptions used in Black-Scholes option-pricing model to determine the fair value at the time of repurchase are: a) stock price of $0.70, b) weighted average exercise price of $0.08, c) risk-free interest rate of 4.31%, d) no expected dividend yield, e) expected volatility of 75%, and f) weighted average expected life of 7.5 years.

A summary of options activities for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025		December 31, 2024	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	3,864,688	$ 0.13	7,225,000	$ 0.08
Granted	1,932,000	$ 1.01	258,000	$ 0.87
Forfeited/ Expired	(312,979)	$ (0.69)	(63,000)	$ (0.26)
Option buyback	-	$ -	(3,555,313)	$ (0.08)
Exercised	(74,833)	$ (0.05)	-	$ -
Outstanding - end of year	5,408,875	$ 0.41	3,864,688	$ 0.13
Exercisable at end of year	3,315,412	$ 0.05	3,051,412	$ 0.05
Intrinsic value of options outstanding at year-end	$ 3,249,788		$ 2,284,027	
Intrinsic value of options exercisable at year-end	$ 3,195,530		$ 1,987,574	
Weighted average duration (years) to expiration of outstanding options at year-end	7.20		7.13	
Option pool	7,500,000		7,500,000	
Less: Exercised options	(118,583)		(43,750)	
Less: Outstanding options	(5,408,875)		(3,864,688)	
Available for issuance	1,972,542		3,591,563	
Stock compensation expense	$ 644,500		$ 1,695,899	
Stock compensation expense related to excess of repurchase price over the fair value of repurchased options	-		4,506,020	
Stock compensation expense related to unvested options	-		1,069,396	
Total stock compensation expense	$ 644,500		$ 7,271,315	
Unrecognized stock compensation expense	$ 1,214,081		$ 501,878	
To be recognized over approximately	3.27 years		1.28 years	

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	December 31, 2025	December 31, 2024
Risk Free Interest Rate	3.77%-4.42%	3.97%-4.48%
Expected Dividend Yield	-	-
Expected Volatility	75.00%	75.00%
Expected Life (years)	7	7
Fair Value per Stock Options	$0.727-$0.733	$0.516-$0.519

The weighted average grant-date fair value of the options granted during the years ended December 31, 2025 and 2024 was $0.7307 and $0.5173, respectively.

Stock-based compensation expense was classified as payroll expenses for the years ended December 31, 2025 and 2024.

NOTE 7: INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and 2024 amount to $0.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards, unrealized gains, intangible amortization, and goodwill amortization. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $3,824,947 and $3,659,415, respectively.

The following table presents the deferred tax assets:

	December 31,	
	2025	**2024**
Deferred tax assets/(liabilities):		
Net operating loss carryforwards	$ 2,709,012	$ 2,529,415
Depreciation timing difference	(672)	(1,297)
Amortization timing differences	1,199,522	1,185,500
Unrealized gains/losses	(81,498)	(53,068)
Lease differences	(1,418)	(1,135)
Total deferred tax assets	3,824,947	3,659,415
Valuation allowance	(3,824,947)	(3,659,415)
Net deferred tax assets (liabilities)	$ -	$ -

The following tables present the reconciliation of the applicable tax rates to the Company's effective tax rate for the years ended December 31, 2025 and 2024:

	2025	**2024**
U.S federal statutory income tax	21.0%	21.0%
State tax rate, net of federal benefit	3.6%	3.6%
Nondeductible expenses	(12.1%)	(17.9%)
Deductible expenses	-	16.7%
Change in valuation allowance	(12.5%)	(23.4%)
	-	-

The Company recognizes deferred tax asset to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to the Company's cumulative tax losses and that the Company cannot yet reasonably conclude it will utilize its deferred tax assets. Therefore, valuation allowances of $3,824,947 and $3,659,415 were recorded as of December 31, 2025 and 2024, respectively. Valuation allowance increased by $165,532 during the year ended December 31, 2025. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.56%.

The Company's ability to utilize NOL carryforwards will depend on its ability to generate adequate future taxable income. The Company had NOL carryforwards available to offset future taxable income in the amounts of $11,032,427 and $10,301,017 as of December 31, 2025 and 2024, respectively, which will be carried forward indefinitely but limited to 80% of future taxable income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax position through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2025 tax years remain open to examination.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Claims and Litigation

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business.

ClearPlay Note

In August of 2024, the Company entered into a settlement agreement with ClearPlay, Inc. ("ClearPlay") relating to a lawsuit that ClearPlay had against the Sellers (see Note 5) for copyright infringement. The Company denies infringement and the settlement is not an admittance of guilt.

The Company agreed to pay a total of $1,750,000, payable in monthly installments of $50,000 for 35 months. The settlement payable has a face value of $1,750,000, but is non-interest bearing. Because the loan does not bear interest, it has been recorded at its present value in accordance with ASC 835-30, using a market interest rate of 10%, which represents the Company's estimated incremental borrowing rate at the time of issuance.

The difference between the face amount of the payable, $1,750,000, and the present value at the time of the settlement, $1,525,079, was recorded as a discount, and is being amortized to interest expense over the term of the payable using the effective interest method. As of December 31, 2025, the carrying amount of the loan was $882,441, net of unamortized discount of $67,558. As of December 31, 2024, the carrying amount of the loan was $1,372,196, net of unamortized discount of $177,803. Interest expense recognized from discount amortization was $110,245 and $47,118 for the years ended December 31, 2025 and 2024, respectively.

Lease Obligation

In August 2021, the Company entered into a 60-month operating lease agreement for office space in Lehi, Utah, which started in September 2021. The agreement required a security deposit of $3,984 and monthly payments of $3,984 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for common area maintenance charges of the complex. The Company initially recognized operating lease ROU asset and operating lease liability of $216,085, discounted using the Company's incremental borrowing rate of 3.25% and remaining lease term of 56 months. As of December 31, 2025 and 2024, the carrying amount of the operating lease ROU asset was $32,347 and $79,463 (net of accumulated amortization of $179,300 and $132,184) and the carrying amount of operating lease liability was $35,439 and $86,148 (net of unamortized interest of $433 and $2,488), all respectively. For the years ended December 31, 2025 and 2024, the Company incurred $49,170 and $49,170 of rent expense, respectively. As of December 31, 2025, the remaining term for this lease was 0.67 years.

The following is a schedule of future lease payments as of December 31, 2025:

2026	$	35,872
Total undiscounted cash flows		35,872
Unamortized interest		(433)
Present value of operating lease liability	$	35,439
Operating lease liability, current	$	35,439
Operating lease liability, non-current		-
Present value of operating lease liability	$	35,439

Supplemental cash flow information related to leases for the years ended December 31, 2025 and 2024 are as follows:

	December 31,		
	2025		**2024**
Cash paid for amounts included in the measurement of operating lease libility	$ 52,764	$	51,227

NOTE 9: SUBSEQUENT EVENTS

SPV Formation

On March 24, 2026, the Company formed a special purpose vehicle ("SPV") to facilitate the launch of a Regulation Crowdfunding offering that will occur in June 2026. This entity was created solely to support the Company's capital-raising activities and had no operations as of the date the financial statements were issued.

Subscription Pricing and Distribution Channel Changes

In 2026, the Company implemented subscription pricing and distribution channel changes, including the introduction of direct billing options intended to reduce transaction costs and improve margins.

Amended Agreements with Angel Studios

In May 2026, the Company amended certain agreements with Angel Studios to modify licensing terms and substantially restrict Angel Studios' previously existing rights to reacquire certain business assets. The amendments also revised certain patent-related provisions. Management believes the amendments improve the Company's contractual position.

Management's Evaluation

Management has evaluated subsequent events through June 25, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.